2001 Bryan Street Suite 1600
Dallas, Texas 75201
TEL   214.880.3500
FAX 214.880.3599

                                                                     December 10, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suying Li and Angela Lumley

Re:      Builders FirstSource, Inc.

            Form 10-K for Fiscal Year Ended December 31, 2018

            Filed March 1, 2019

            Item 2.02 Form 8-K Filed October 31, 2019

            File No. 000-51357

Dear Ms. Li and Ms. Lumley:

We are providing this letter in response to the comments of the staff of the Securities and Exchange Commission (the “Commission”), as set forth in your letter, dated December 2, 2019 (the “Comment Letter”) relating to the above referenced filings by Builders FirstSource, Inc. (the “Company”). The numbered paragraph below corresponds to the numbered paragraph in the Comment Letter.  To facilitate your review, we have reproduced below the original text of the Staff’s comment, and have included the Company’s response immediately following such comment.

Please note that we are filing this response letter via EDGAR submission.

Item 2.02 Form 8-K Filed October 31, 2019

Exhibit 99.1

1.

You present free cash flow, a non-GAAP financial measure, for the three months and nine months ended September 30, 2019.  Please provide the non-GAAP measure disclosures required by Item 10(e)(1)(i)(C) and (D) of Regulation S-K.  Refer to Question 102.07 of the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

BFS Response: We will expand our disclosure in future filings, beginning with our 2019 annual filing, to include additional information on why management believes the presentation of free cash flow provides useful information to investors on our financial condition as follows:

Free Cash Flow

We define free cash flow as GAAP net cash from operating activities net of purchases of property, plant and equipment. Our management uses free cash flow as a supplemental measure in the evaluation of our business as we believe it provides a meaningful evaluation of our liquidity. Free cash flow is not a financial measure calculated in accordance with GAAP. Accordingly, it should not be considered in isolation or as a substitute for net cash flow from operations or other financial measures prepared in accordance with GAAP.

Should you have any questions or want to discuss these matters further, please feel free to contact me at 214-231-8190.

Yours truly,

/s/ PETER M. JACKSON

Peter M. Jackson

Senior Vice President and Chief Financial Officer

Builders FirstSource